Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per share of common stock		Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.001 per share	141,954,924	(1)	$0.16	(2)	$22,712,787.84	$2,105.48

TOTAL						$2,105.48

(1)	Estimated at $0.16 per share, the average of the high and low prices of the registrant’s common stock as reported on OTCQB tier of the OTC Market Group, Inc. on August 3, 2022 (a date within five business days prior to the initial filing of this registration statement), solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act.